

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2010

John L. Hales, Chief Executive Officer
Pacific Land and Coffee Corporation
1818 Kahai Street
Honolulu, Hawaii 96819

> **Re:** **Pacific Land and Coffee Corporation**
> **Revised Preliminary Schedule 14C**
> **Filed September 23, 2010**
> **File No. 000-30595**

Dear Mr. Hales:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

1. We note your response and revisions to prior comment two, however, it does not appear that you have made consistent revisions throughout your information statement. For example, you continue to refer an "increase in the number of authorized shares of Common Stock" under "Effective Date" and you refer to an authorized capitalization of 50,000,000 shares of Common Stock under "Outstanding Shares and Voting Rights" even though your response indicates that you are not planning to increase your authorized shares. Please revise your filing accordingly.

2. We note your response to prior comment three, but we also note that a revised Form 10-K has not been filed. Please advise when you expect to file your revised Form 10-K.

3.  We note the recent Item 5.02 Form 8-K you filed reflecting the resignation of certain officers and directors and the appointment of new officers and directors. In light of these changes, please revise your Notice to remove the reference to John L. Hales as Chief Executive Officer.  Please also update the information contained under "Security Ownership of Certain Beneficial Owners and Management."

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara Ransom, Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director